UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of MARCH 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF,
LONDON E14 5EP

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC
(Registrant)
Date 17 March 2008

By:	/s/ Nancy C Gardner

NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

SUPPLEMENTARY PROSPECTUS DATED 14 MARCH 2008

This document, which comprises a supplementary prospectus relating to Thomson Reuters PLC prepared in accordance with the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 (“FSMA”), has been filed with the Financial Services Authority (“FSA”) and made available to the public as required by Rule 3.2 of the Prospectus Rules. This document has been approved as a supplementary prospectus pursuant to Section 87A of the FSMA.

This document is supplemental to and must be read in conjunction with the prospectus dated 29 February 2008 (the “Prospectus”). Save as disclosed in this document, since the publication of the Prospectus, there have been no other significant new factors, material mistakes or inaccuracies relating to the information included in the Prospectus. You should read this document and the Prospectus in their entirety. See in particular Part II (Risk Factors) of the Prospectus for a discussion of certain risks and other factors that should be considered by Reuters Shareholders, Reuters ADS Holders and potential Thomson Reuters Shareholders and investors.

Except where the context otherwise requires, capitalised terms used in this document have the meanings ascribed to them in Part XXII (Definitions) of the Prospectus.

Reuters Group PLC
(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered number 3296375)
and
Thomson Reuters PLC
(Incorporated and registered in England and Wales
under the Companies Act 1985 with registered number 6141013)
Recommended Acquisition of Reuters Group PLC by
The Thomson Corporation

Introduction of up to 203,000,000 ordinary shares in Thomson Reuters PLC of 1000 pence each to the Official List
Sponsored by Citi

The availability of the Thomson Reuters PLC Shares, the Thomson Reuters PLC ADSs and the Loan Notes to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of and observe any applicable requirements.

No Thomson Reuters PLC Shares have been marketed to, or are available for purchase by, the public in the United Kingdom or elsewhere in connection with the Introduction and Admission of the Thomson Reuters PLC Shares to trading on the London Stock Exchange’s main market for listed securities.

Application will be made to the FSA and to the London Stock Exchange, respectively, for the entire ordinary share capital of Thomson Reuters PLC, issued and to be issued, to be admitted to the Official List and to trading on the London Stock Exchange’s main market for listed securities. Admission to the Official List, together with admission to trading on the London Stock Exchange’s main market for listed securities (“Admission”), constitutes admission to official listing on a stock exchange in the United Kingdom. It is currently expected that Admission of the Thomson Reuters PLC Shares, to be issued to persons on the Reuters Group PLC register of members at 6.00 p.m. (London time) on 16 April 2008, to the Official List and to trading on the London Stock Exchange’s main market for listed securities will become effective and that unconditional dealings will commence in the Thomson Reuters PLC Shares at 8.00 a.m. (London time) on 17 April 2008. In addition, Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of the Thomson Reuters PLC ADSs on the Nasdaq Global Select Market. No application is currently intended to be made for the Thomson Reuters PLC Shares to be admitted to listing or dealing on any other exchange.

No person has been authorised to give any information or make any representations other than those contained in this document and the Prospectus and, if given or made, such information or representations must not be relied upon as having been so authorised. The information contained in this document is accurate as at the date of this document, regardless of the time of delivery of this document or of any issue or allotment of Thomson Reuters PLC Shares. Neither the delivery of this document nor any issue and allotment made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Thomson Reuters PLC since the date hereof or that the information in this document is correct as at any time subsequent to the date of this document. Nothing in this document shall be deemed to be a forecast, projection or estimate of the future financial performance of Reuters, Thomson Reuters or Thomson except where otherwise stated. The information in this document will be updated as required by the Listing Rules, Prospectus Rules and Disclosure and Transparency Rules or otherwise as required by applicable law, rule or regulation, as appropriate.

IMPORTANT NOTICE

Citi is acting as joint corporate broker to Reuters and as sponsor to Thomson Reuters PLC in connection with Admission and is also providing financial advice to Reuters and is acting for no one else in connection with the Transaction or Admission and will not be responsible to anyone other than Reuters and Thomson Reuters PLC for providing the protections afforded to the clients of Citi, nor for providing advice in relation to the Transaction or Admission or any other matter referred to in this document or the Prospectus.

INFORMATION FOR OVERSEAS PERSONS

The release, publication or distribution of this document and the Prospectus in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom should inform themselves about, and observe, any applicable restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of such jurisdiction. To the fullest extent permitted by applicable law, Thomson Reuters PLC, Reuters and Thomson disclaim any responsibility or liability for the violation of any applicable restrictions by any person. Neither this document, nor the Prospectus constitutes an offer or invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to this document or otherwise in any jurisdiction in which such offer or solicitation is unlawful. This document and the Prospectus have been prepared for the purposes of complying with English law, the Prospectus Rules, the City Code and the Listing Rules and the information disclosed may not be the same as that which would have been disclosed if this document or the Prospectus had been prepared in accordance with the laws of jurisdictions outside England and Wales.

The Thomson Reuters PLC Shares to be issued under the Scheme, including those represented by Thomson Reuters PLC ADSs, will be issued in reliance upon the exemption from the registration requirements of the United States Securities Act of 1933, as amended (the “US Securities Act”), provided by section 3(a)(10) thereof and, as a consequence, the issuance of Thomson Reuters PLC Shares will not be registered under the US Securities Act or under the securities laws of any state or other jurisdiction of the United States. Persons who are affiliates of Thomson Reuters PLC after the Effective Date will be subject to certain US transfer restrictions relating to Thomson Reuters PLC Shares received under the Scheme, including those represented by Thomson Reuters PLC ADSs. The Loan Notes have not been, and will not be, registered under the US Securities Act, or under the laws of any state, district or other jurisdiction of the United States or New Zealand and no regulatory clearances in respect of the Loan Notes have been, or will be, applied for in any jurisdiction. Accordingly, the Loan Notes are not being offered in, and may not be transferred into, the United States or New Zealand or any other jurisdiction where the sale, issue or transfer of the Loan Notes would be a contravention of applicable law or in the event that Thomson Reuters PLC regards the sale, issue or transfer restrictions as unduly onerous. The attention of Overseas Shareholders or other recipients of this document or the Prospectus who are residents or citizens of, or located in, any country other than the United Kingdom is drawn to Part XIX (Additional Information for Overseas Shareholders) of the Prospectus.

The Transaction relates to the acquisition of shares in an English company and is proposed to be made by means of a scheme of arrangement under English company law. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable to English schemes of arrangement, and the information disclosed in this document and the Prospectus may not be the same as that which would have been disclosed if this document and the Prospectus had been prepared for the purpose of complying with the registration requirements of the US Securities Act or in accordance with the laws or regulations of any other jurisdiction. Financial information included in the relevant documentation has been prepared in accordance with International Financial Reporting Standards as adopted by the EU (“IFRS”) and accounting standards applicable in Canada and may not be comparable to financial statements of US companies.

ii

iii

PART I

SUPPLEMENTARY SUMMARY

This document is supplemental to, and should be read in conjunction with, the Prospectus. Following the publication of the Prospectus on 29 February 2008, Reuters subsequently announced its unaudited preliminary results for the year ended 31 December 2007 on 6 March 2008. Thomson Reuters PLC and the Thomson Reuters Proposed Directors regard this information as a significant new factor relating to information contained in the Prospectus and accordingly have prepared and published this document in accordance with Section 87G of FSMA, the Prospectus Rules and the Listing Rules. Save as disclosed in this Part I and Part II of this document, there is no further information that is required to be disclosed in this supplementary prospectus pursuant to Section 87G of the FSMA.

The summary below supplements the summary set out in Part I (Summary) of the Prospectus.

Reuters Group PLC Unaudited Preliminary Results for the Year Ended 31 December 2007

Business performance

•	2007 revenue of £2,605 million, up 7% on an underlying basis (excluding acquisitions, disposals and currency) and 1.5% on an actual basis, the principal difference being currency effects

•	Trading profit* of £385 million, an underlying increase of 43%, with Core Plus revenue growth and cost savings ahead of plan and new products moving to profitability earlier than expected

•	Trading margin* of 14.8%, compared to previous guidance of 13-14%

•	Operating profit of £292 million, up 14% after £45 million of Thomson Reuters transaction costs

•	Adjusted earnings per share* of 23.0p, up 35%; basic earnings per share of 18.4p, down 22% as a result of once-off disposals in the prior year

•	Free cash flow* improvement to £298 million (2006: £225 million), after capital expenditure of £225 million (2006: £228 million)

•	Second interim dividend of 7p, bringing full year dividend to 12p (up 9%); £147 million of dividends paid; £174 million returned through share buy-back

Operating highlights

•	Net sales — the key lead indicator for revenue — strong throughout 2007 and in the first two months of 2008

•	Core Plus ahead of guidance: 2.6 percentage points of underlying revenue growth from initiatives in electronic trading, high value content, enterprise solutions and new markets; £50 million incremental cost savings, principally from transformation of software development and communications infrastructure

•	Strong performance across all geographic regions: underlying revenue growth of 9% in Asia, 7% in the Americas, 6% in EMEA. Double digit underlying revenue growth in emerging markets (c. 10% of the business)

•	Excellent underlying revenue growth in resilient market areas, including transactions, Enterprise Information and Trade and Risk Management

Guidance

•	Early indications for 2008 are encouraging despite the uncertain market environment, with strong sales momentum reflecting the robustness of Reuters business mix. Reuters expects underlying revenue growth in the first quarter of 2008 to be around 9%.

•	Thomson Reuters plans to provide a 2008 outlook when it reports its Q1 results on 1 May 2008.

Tom Glocer, Reuters Chief Executive, said: “Reuters has delivered a signature final year as a standalone company. We set ourselves ambitious goals for 2007, did not waver from these, and despite significant integration activities and a volatile market we have exceeded all our targets. I am very proud of what we have achieved over the past year and throughout the period of transformation at Reuters. It is thanks to the dedicated efforts of Reuters employees around the world that we can now embark on the creation of Thomson Reuters from a position of strength.

“I am delighted that our combination with Thomson has now been approved by the competition authorities, and I am hugely excited about the prospect of creating the leading provider of critical information and decision support tools for businesses and professionals around the world. I am confident that the new Thomson Reuters will deliver outstanding benefits to customers, opportunities for employees and great value for shareholders.”

	Year Ended
	31 December		Actual %		Underlying
UNAUDITED	2007	2006	Change		% Change

BUSINESS PERFORMANCE*	£m	£m
Revenue	2,605	2,566	2%		7%
Trading profit*	385	308	25%		43%

Trading margin*	14.8%	12.0%
Adjusted EPS*	23.0p	17.1p	35%
STATUTORY RESULTS
Operating profit	292	256	14%
Profit before tax	273	313	(13%	)
Profit for the year from discontinued operations	14	12	11%
Profit for the year	227	305	(26%	)
Basic earnings per share	18.4p	23.6p	(22%	)
Dividend per ordinary share	12.0p	11.0p	9%

*	Refer to discussion of business performance measures used to manage the business on page 3.

PART II

REUTERS GROUP PLC UNAUDITED PRELIMINARY RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

Following the publication of the Prospectus on 29 February 2008, Reuters subsequently announced its unaudited preliminary results for the year ended 31 December 2007 on 6 March 2008. Thomson Reuters PLC and the Thomson Reuters Proposed Directors regard this information as a significant new factor relating to information contained in the Prospectus and accordingly have prepared and published this document in accordance with Section 87G of FSMA, the Prospectus Rules and the Listing Rules. Save as disclosed in Parts I and II of this document, there is no further information that is required to be disclosed in this supplementary prospectus pursuant to Section 87G of FSMA. The full text of the of the Reuters Group PLC preliminary results announcement for the year ended 31 December 2007, as announced on 6 March 2008, is set out below.

The financial information concerning Reuters Group PLC contained in this Part II does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

Reuters Group PLC Unaudited Preliminary Results for year ended 31 December 2007

REUTERS GROUP PLC — FULL YEAR RESULTS (UNAUDITED)	6 March 2008
for the year ended 31 December 2007

REUTERS FULL YEAR RESULTS

Business performance

•	2007 revenue of £2,605 million, up 7% on an underlying basis (excluding acquisitions, disposals and currency) and 1.5% on an actual basis, the principal difference being currency effects

•	Trading profit*(of £385 million, an underlying increase of 43%, with Core Plus revenue growth and cost savings ahead of plan and new products moving to profitability earlier than expected

•	Trading margin* of 14.8%, compared to previous guidance of 13-14%

•	Operating profit of £292 million, up 14% after £45 million of Thomson Reuters transaction costs

•	Adjusted earnings per share* of 23.0p, up 35%; basic earnings per share of 18.4p, down 22% as a result of once-off disposals in the prior year

•	Free cash flow* improvement to £298 million (2006: £225 million), after capital expenditure of £225 million (2006: £228 million)

•	Second interim dividend of 7p, bringing full year dividend to 12p (up 9%); £147 million of dividends paid; £174 million returned through share buy-back

Operating highlights

•	Net sales — the key lead indicator for revenue — strong throughout 2007 and in the first two months of 2008

•	Core Plus ahead of guidance: 2.6 percentage points of underlying revenue growth from initiatives in electronic trading, high value content, enterprise solutions and new markets; £50 million

* This release includes certain non-GAAP figures which are business performance measures used to manage the business. See pages 23 to 35 for explanations and reconciliations to the most directly comparable statutory figures. For certain profit, cost, margin and cash flow measures, Reuters analyses its results both before and after the impact of acquisition related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. The adjusted measures are referred to as Trading Profit, Trading Costs, Trading Margin and Trading Cash Flow.
Adjusted EPS is defined as basic EPS from continuing operations before impairments & amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs and related taxation effects. The impact of recently announced reductions in the corporation tax rates in various countries has also been excluded.
Free cash flow is defined as cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as acquisitions and disposals and dividends.

incremental cost savings, principally from transformation of software development and communications infrastructure

•	Strong performance across all geographic regions: underlying revenue growth of 9% in Asia, 7% in the Americas, 6% in EMEA. Double digit underlying revenue growth in emerging markets (c. 10% of the business)

•	Excellent underlying revenue growth in resilient market areas, including transactions, Enterprise Information and Trade and Risk Management

Guidance

•	Early indications for 2008 are encouraging despite the uncertain market environment, with strong sales momentum reflecting the robustness of Reuters business mix. Reuters expects underlying revenue growth in the first quarter of 2008 to be around 9%.

•	Thomson Reuters will provide full year guidance for the enlarged group with its Q1 results on 1 May 2008.

Tom Glocer, Reuters Chief Executive, said: “Reuters has delivered a signature final year as a standalone company. We set ourselves ambitious goals for 2007, did not waver from these, and despite significant integration activities and a volatile market we have exceeded all our targets. I am very proud of what we have achieved over the past year and throughout the period of transformation at Reuters. It is thanks to the dedicated efforts of Reuters employees around the world that we can now embark on the creation of Thomson Reuters from a position of strength.

“I am delighted that our combination with Thomson has now been approved by the competition authorities, and I am hugely excited about the prospect of creating the leading provider of critical information and decision support tools for businesses and professionals around the world. I am confident that the new Thomson Reuters will deliver outstanding benefits to customers, opportunities for employees and great value for shareholders.”

	Year Ended
	31 December		Actual %		Underlying
UNAUDITED	2007	2006	Change		% Change

BUSINESS PERFORMANCE*	£m	£m
Revenue	2,605	2,566	2%		7%
Trading profit*	385	308	25%		43%

Trading margin*	14.8%	12.0%
Adjusted EPS*	23.0p	17.1p	35%
STATUTORY RESULTS
Operating profit	292	256	14%
Profit before tax	273	313	(13%	)
Profit for the year from discontinued operations	14	12	11%
Profit for the year	227	305	(26%	)
Basic earnings per share	18.4p	23.6p	(22%	)
Dividend per ordinary share	12.0p	11.0p	9%

*	Refer to definitions of Business Performance Measures on page 3.

PROGRESS UPDATE ON THE THOMSON REUTERS TRANSACTION

Thomson and Reuters have now obtained all regulatory clearances necessary to close their transaction.

In order to facilitate regulatory clearance, Thomson has agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of the Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and employees connected to the databases.

Thomson and Reuters retain full ownership of the relevant databases and these undertakings do not affect Thomson’s and Reuters ongoing business or capabilities in these areas. The two companies are not required to complete the sales prior to the closing of the acquisition.

Thomson and Reuters will each now seek shareholder and court approvals.

The timetable of principal events is expected to be as follows:-

•	Thomson Shareholder Meeting (Toronto) — 26 March

•	Reuters Shareholder Meeting (London) — 26 March

•	Closing of Transaction and Launch of Thomson Reuters — 17 April

•	Cash proceeds distributed to shareholders within 14 days of close

This announcement includes forward-looking statements.  See page 36 for a description of risk factors.

REUTERS RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December
STATUTORY RESULTS (UNAUDITED)	2007	2006
	£m	£m

Revenue	2,605	2,566
Operating profit	292	256
Net finance costs	(34)	(15)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	21	76
Share of post-taxation losses from associates & joint ventures	(6)	(4)

Profit before taxation	273	313

Profit for the year from continuing operations	213	293

Discontinued operations
Profit for the year from discontinued operations	14	12

Profit for the year	227	305

Basic earnings per share	18.4p	23.6p
Dividend per ordinary share	12.0p	11.0p

Business Performance Measures* (unaudited)
Operating profit	292	256
Excluding:
Restructuring charges from the acquisition of Telerate	—	13
Thomson deal-related costs	45	—
Impairments & amortisation of business combination intangibles	40	24
Investment Income	(1)	—
Profit on disposal of subsidiaries	(3)	(4)
Fair value movements	12	19

Trading profit*	385	308

Trading margin*	14.8%	12.0%
Adjusted PBT**	345	276
Adjusted earnings**	285	222
Adjusted EPS*	23.0p	17.1p

*	Refer to definitions of Business Performance Measures on page 3.

**	Adjusted PBT is trading profit adjusted for associates and joint ventures and interest. Adjusted earnings is adjusted PBT less the adjusted tax charge. See reconciliation 1 on page 26.

Revenue

Full year revenue was £2,605 million, up 7% on an underlying basis (excluding acquisitions, disposals and currency) and 1.5% in actual terms, with the main difference between the two growth rates being the weakening of the US dollar against Sterling in the first half of the year. The acquisitions of Application Networks in 2006 and ClearForest and FERI in 2007 made a small contribution to 2007 revenue growth.

Core Plus initiatives contributed an additional £63 million of revenue in 2007, equivalent to 2.6 percentage points of underlying growth, giving cumulative Core Plus revenue of £95 million. The most significant sources of growth were the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; next generation electronic trading initiatives such as Prime Brokerage; and new enterprise solutions such as Reuters Datascope and Reuters Datafeed Direct. Reuters is now on track to exceed the three percentage points of underlying revenue growth from Core Plus in 2008 indicated when Core Plus was launched in 2005.

Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.4%, driven by a two percentage point uplift from the 2007 price increase, and volume growth. The key drivers of volume growth were Reuters 3000 Xtra, Reuters Knowledge and Enterprise Information products. Price increases are expected to contribute approximately the same level of growth in 2008 as in 2007.

Revenue grew strongly on an underlying basis in all geographic regions in 2007. Asia, with 9% underlying revenue growth (flat on an actual basis), was Reuters fastest growing region and delivered double digit growth in China, India and other emerging markets supported by good progress in Japan. The Americas saw underlying growth of 7% (a decline of 1% on an actual basis), with demand for enterprise products and Reuters Knowledge content feeds and desktops remaining strong throughout the year. Europe, Middle East & Africa grew at an underlying 6% (3% on an actual basis), with Reuters broad footprint in high growth areas such as Central and Eastern Europe, the Nordic regions and the Gulf supporting good growth in France, Germany and the UK, and offsetting consolidation-driven declines in Italy.

Trading Costs

Trading costs (including Core Plus investments for growth and transformation) totalled £2,220 million in 2007 (2006: £2,258 million). The decrease in trading costs, in absolute terms, reflected accelerated Core Plus savings of an incremental £50 million and a £99 million cost reduction from currency effects, which more than offset £24 million of new cost associated with Core Plus. Careful cost control kept core cost inflation below the rate of core revenue growth.

Trading Profit

Reuters delivered trading profit of £385 million (2006: £308 million). Trading profit growth was driven by revenue increases, continued tight cost control and £89 million net benefit from Core Plus initiatives. The business delivered trading margins of 14.8% after Core Plus investment.

Currency

Currency effects reduced 2007 revenue by £135 million (5.7%) and trading profit by £36 million. The main driver was the weakening against Sterling of the US Dollar, particularly in the first half, with the weakening of the Yen and other currencies also contributing.

	Full Year	H1	Full Year
Average Exchange Rates	2007	2007	2006

£/$US	2.00	1.97	1.83
£/€	1.47	1.48	1.47
£/¥	235.29	234.48	212.92

Operating Profit

Operating profit rose by 14% to £292 million (2006: £256 million). This growth reflects the improvement in trading profit, partly offset by £45 million of costs associated with the Thomson Reuters transaction.

Profit before taxation

Profit before taxation of £273 million (2006: £313 million) reflects lower profits from disposals than in 2006, when Reuters sold the majority of its stake in Factiva. The major driver of Reuters £6 million share of losses from associates and joint ventures was FXMarketSpace.

Profit for the year

Statutory profit for the year of £227 million (2006: £305 million) included £14 million from discontinued operations, representing amounts received from Instinet and Radianz on settlement of historic tax liabilities.

Adjusted earnings per share

Adjusted earnings per share rose by 35% to 23.0p (2006: 17.1p), boosted by growth in trading profit and an effective tax rate of 17% (2006: 20%). The average number of shares in issue fell to 1,239 million, largely as a result of the share buyback (2006: 1,297 million).

Basic earnings per share

Basic EPS declined by 22% to 18.4p (2006: 23.6p), with the reduction in profits on disposal offsetting gains in trading profit.

Cash flow

Free cash flow totalled £298 million in 2007, a further improvement over the £225 million delivered in 2006. This reflects higher trading profit, lower cash restructuring charges and continued focus on the management of working capital. Capital expenditure of £225 million (2006: £228 million) was in line with management’s commitment to maintain 2006 spending levels.

Cash conversion (i.e. trading cash flow divided by trading profit) in 2007 was 92%, rising to 100% on a rolling two year basis.

Reuters had net debt of £377 million at 31 December 2007 (2006: £333 million), reflecting free cash flow offset by returns to shareholders of £321 million via the dividend and the share buyback.

Share buyback

Reuters returned a total of £174 million to shareholders through its on-market buyback programme in 2007. The total returned to shareholders since the inception of the buy back programme in July 2005 now stands at £1.1 billion, at a volume weighted average price of £4.32. The programme was suspended at the time of the announcement of the recommended transaction between Thomson and Reuters. It resumed with an irrevocable arrangement to repurchase up to 50 million ordinary shares between 13 December 2007 and the announcement to the market that all regulatory pre-conditions for the proposed transaction had been satisfied or waived. Of this 50 million shares, 5 million had been repurchased by 31 December 2007 and an additional 28 million by the time the buyback stopped on 19 February 2008.

Reuters intends to restart its share repurchase programme as soon as legally permissible. This repurchase programme, up to the previous threshold of 50 million shares, will continue until completion of the Transaction or such earlier time as the Board may determine.

Dividend

The Directors declared a dividend of 12p at the time of the announcement of the Thomson Reuters transaction, 5p of which was paid in September 2007.

The projected dividend schedule for the remaining Reuters dividends is as follows.

	Amount (£)	Record Date	Payment Date

2007 2nd interim dividend	0.07	25/03/2008	01/05/2008
2008 stub dividend[1]	0.0324	16/04/2008	01/05/2008

[1]	Represents accrued / pro-rated dividends from 1 January 2008 through 16 April 2008, the day before the anticipated Effective Date. The accrual / pro-ration is based on £0.0551 per share.

SALES & TRADING DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December		% Change		% Change
	2007	2006*	Actual		Underlying
	£m	£m

Revenue	1,619	1,661	(2%	)	3%
Trading costs	(1,376)	(1,439)	(4%	)	—
Trading profit	243	222	9%		28%

Trading margin	15%	13%

Operating profit**	206	182

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to decrease revenues in Sales & Trading by £29 million and decrease operating costs by £37 million.

**	Sales & Trading operating profit is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Sales & Trading revenue was £1,619 million in 2007, an underlying increase of 3%. On an actual basis, currency effects resulted in a 2% decrease in revenue. Trading profit increased by an underlying 28% (9% on an actual basis), reflecting a net benefit from Core Plus and tight cost control as well as revenue growth. The division’s trading margin was 15%.

The Sales & Trading division’s strategic focus is to become the leading provider of content and transactions services for traders and salespeople, across the financial markets globally. At its heart is Reuters foreign exchange franchise, which provides the news, pricing and transaction systems essential to the functioning of this global market. Profitable growth in Sales & Trading is being driven by expanding transactions capabilities across asset classes, exploiting opportunities in new and emerging markets and reducing the cost and complexity of technology platforms. The division further strengthened its value proposition in 2007 by being early to market with facilities to help customers overcome the challenges presented by MiFID.

The key product drivers of the Sales & Trading division in 2007 were:

•	Reuters Xtra family revenues, which grew an underlying 10% to £1,042 million. Usage revenues grew an underlying 19%, reflecting the strength of Reuters foreign exchange franchise as Reuters Prime Brokerage, Reuters Matching and Reuters Electronic Trading benefited from increased trading volumes in buoyant foreign exchange markets

•	Revenue from Trader family products, which declined 20% on an underlying basis to £279 million. This reflects customer migrations from legacy products, principally Telerate and the 2000/3000 series. Revenue attrition from Telerate has remained at around two percentage points of Sales & Trading revenue (one percentage point of Group revenue), as expected. The Telerate migration is now substantially complete.

Revenue from recoveries (exchange fees and specialist data) grew by an underlying 10% to £298 million, driven in part by exchange fee price increases.

Core Plus initiatives in Sales & Trading saw revenue benefit from Reuters suite of new electronic trading products, such as Reuters Trading for FX, and in developing markets such as China and India. While investment continued in new transaction systems and common product technology platforms, there were significant cost savings, specifically in communications infrastructure.

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December		% Change	% Change
	2007	2006*	Actual	Underlying
	£m	£m

Revenue	363	304	20%	25%
Trading costs	(328)	(314)	5%	10%
Trading profit / (loss)	35	(10)	—	—

Trading margin	10%	(3% )

Operating profit / (loss)**	29	(15)

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to increase revenues in Research & Asset Management by £6 million and increase operating costs by £9 million.

**	Research & Asset Management operating profit / (loss) is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Research & Asset Management revenue in 2007 grew 25% on an underlying basis (20% on an actual basis) to £363 million. Growth excluding the impact of migrations from Sales & Trading was an underlying 18%. The division reached profitability in 2007, delivering trading profit of £35 million with a trading margin of 10%. This reflected strong revenue growth and operational leverage in the division.

Research & Asset Management aims to provide independent content and insight to two user communities: Investment Banking, Investment Management & Corporates and Wealth Management.

Investment Banking, Investment Management & Corporates revenues grew 34% on an underlying basis to £229 million. Quarterly content and functionality enhancements sustained growth, both of feeds for integration into customer systems and of Reuters Knowledge desktops, which now number 17,000. Reuters Knowledge embedded within Reuters 3000 Xtra continued to sell well.

Revenue from the Wealth Management customer base grew 11% on an underlying basis to £134 million, driven by continued customer demand for online feed and web based solutions, as well as 11% underlying growth in Lipper funds information revenue.

The key contribution to Core Plus revenue in Research & Asset Management came from high value content and functionality enhancements in the Reuters Knowledge product family.

ENTERPRISE DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December		% Change	% Change
	2007	2006*	Actual	Underlying
	£m	£m

Revenue	451	431	5%	10%
Trading costs	(360)	(350)	3%	7%
Trading profit	91	81	11%	21%

Trading margin	20%	19%

Operating profit**	87	75

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to increase revenues in Enterprise by £23 million and increase operating costs by £27 million.

**	Enterprise operating profit is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Enterprise revenue grew by an underlying 10% (5% on an actual basis) to £451 million in 2007. Trading profit increased by 21% on an underlying basis (11% on an actual basis) and the division’s trading margin was 20%, reflecting strong operational leverage and the benefits of Core Plus.

Reuters financial services customers — from banks to hedge funds — are looking to grow revenues and cut costs through increased levels of business automation. Competitive pressure drives the need for more mature proprietary trading, prime brokerage and electronic brokerage operations and the focus on regulatory compliance and risk management remains intense. The breadth, depth and reliability of Reuters Enterprise solutions make it a leader in these fields.

Enterprise Information continued to perform strongly.  On an underlying basis, revenue grew 18% to £271 million, supported by the rollout of a new commercial model for licensing machine-readable data, which links revenue more directly to the volume of data being used by customers.

Trade and Risk Management saw revenues grow 14% on an underlying basis to £102 million, with particularly strong growth in Germany, Eastern Europe, the Gulf and Asia and good progress in the Americas.

Information Management Systems (IMS) revenue showed a 15% underlying decline to £78 million. The continuing impact of withdrawal from the hardware business, the completion of the Reuters Market Data System migration and the obsolescence of Telerate platforms was increasingly offset by revenue from new facilities such as Reuters Wireless Delivery System and Reuters Tick Capture Engine.

Investment in Core Plus initiatives continued in 2007 to take advantage of new opportunities, for example in the provision of counterparty data. The key sources of Core Plus revenue in the Enterprise division were Reuters Datascope Real Time, Reuters Datafeed Direct and Reuters Datascope Tick History.

MEDIA DIVISION RESULTS — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December		% Change	% Change
	2007	2006*	Actual	Underlying
	£m	£m

Revenue	172	170	1%	6%
Trading costs	(156)	(155)	—	4%
Trading profit	16	15	10%	35%

Trading margin	9%	9%

Operating profit**	15	14

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to increase operating costs in Media by £1 million.

**	Media operating profit is stated prior to any impact in respect of £45 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Media revenue was £172 million in 2007, an underlying increase of 6% (1% on an actual basis). This reflected a demanding year-on-year comparative in the first half, followed by strong year-on-year growth in the second half. Trading profit increased by an underlying 35% (10% on an actual basis) to £16 million, at a trading margin of 9%.

Revenue from Agency Services was £142 million, an underlying increase of 5% (flat on an actual basis). Text and TV subscription revenues saw steady growth, while TV usage revenues recovered in the second half after a tough year-on-year comparison in H1. Pictures was the highest growth area, reflecting 2006 investment in coverage and the new Reuters Pictures Archive.

Revenue from Consumer Services, which accounted for the Media division’s Core Plus revenue, rose by an underlying 15% (6% on an actual basis) to £30 million, driven by strong growth in online syndication and advertising. Under Core Plus, the division continued to invest in the marketing capabilities, technology and people needed to build an interactive online advertising business.

Notes

Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,900 staff in 143 countries, including over 2,300 editorial staff in 197 bureaux serving 132 countries. In 2007, Reuters revenues were £2.6 billion.

Reuters and the sphere logo are the trade-marks of the Reuters group of companies.

Reuters Group preliminary results presentation for investors and analysts will be webcast live today from 11.00 GMT and available for replay from 14.00 GMT at http://about.reuters.com/webcast/resultsq407.

Photographs are available at http://about.reuters.com/home/mediarelations/medialibrary/index.aspx

This announcement includes forward-looking statements. See page 36 for a description of risk factors.

Contacts

Investors		Press
Chris Collett	Tel: +44 (0) 20 7542 2867	Victoria Brough	Tel: +44 (0) 20 7542 8763
chris.collett@reuters.com		victoria.brough@reuters.com

SUMMARISED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

CONTENTS

	FINANCIAL STATEMENTS	Page
1	Consolidated income statement for the year ended 31 December 2007 (unaudited)	14
2	Consolidated statement of recognised income and expense for the year ended 31 December 2007 (unaudited)	15
3	Condensed consolidated balance sheet at 31 December 2007 (unaudited)	16
4	Consolidated cash flow statement for the year ended 31 December 2007 (unaudited)	17
5	Basis of preparation (unaudited)	18
6	Consolidated reconciliation of changes in equity (unaudited)	18
7	Net cash flows from operating activities for the year ended 31 December 2007 (unaudited)	19
8	Taxation (unaudited)	19
9	Dividends per share for the year ended 31 December 2007 (unaudited)	19
10	Discontinued operations (unaudited)	20
11	Changes to allocation methodology for segmental reporting (unaudited)	20

	REVENUE & ACCESSES
1	Revenue by division by type — year ended 31 December 2007 (unaudited)	21
2	Revenue by division by product family — year ended 31 December 2007 (unaudited)	22
3	Revenue by geography — year ended 31 December 2007 (unaudited)	22
4	Quarterly non-GAAP product family statistics (unaudited)	23

	USE OF NON-GAAP MEASURES

	RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)
1	Reconciliation of operating profit to trading profit, adjusted PBT and adjusted earnings (unaudited)	26
2	Reconciliation of operating margin to trading margin (unaudited)	26
3	Reconciliation of operating costs to trading costs by division (unaudited)	27
4	Reconciliation of operating profit to trading profit by division (unaudited)	28
5	Reconciliation of operating margin to trading margin by division (unaudited)	29
6	Reconciliation of non-GAAP basic EPS from continuing operations to basic EPS (unaudited)	30
7	Reconciliation of non-GAAP profit before taxation to profit before taxation (unaudited)	30
8	Reconciliation of actual percentage change to underlying change — revenue by division by type — year ended 31 December 2007 (unaudited)	31
9	Reconciliation of actual percentage change to underlying change — revenue by division by product family — year ended 31 December 2007 (unaudited)	32
10	Reconciliation of actual percentage change to underlying change — revenue by geography — year ended 31 December 2007 (unaudited)	32
11	Reconciliation of actual percentage change to underlying change — quarterly non-GAAP product family statistics (unaudited)	33
12	Reconciliation of actual percentage change to underlying change — quarterly non-GAAP product family statistics (unaudited)	33
13	Reconciliation of actual percentage change to underlying change — trading costs by division — year ended 31 December 2007 (unaudited)	34
14	Reconciliation of actual percentage change to underlying change — trading profit by division — year ended 31 December 2007 (unaudited)	34
15	Components of net debt at 31 December 2007 (unaudited)	34
16	Reconciliation of net cash flow to movement in net debt for year ended 31 December 2007 (unaudited)	34
17	Reconciliation of cash generated from operations to free cash flow and trading cash flow (unaudited)	35

	FORWARD-LOOKING STATEMENTS

FINANCIAL STATEMENTS

1)	CONSOLIDATED INCOME STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December
	2007		2006
	£m		£m

Revenue	2,605		2,566
Operating costs	(2,355)		(2,351)
Other operating income	42		41

Operating profit	292		256
Finance income	117		72
Finance costs	(151)		(87)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	21		76
Share of post-taxation losses from associates & joint ventures*	(6)		(4)

Profit before taxation	273		313
Taxation	(60)		(20)

Profit for the year from continuing operations	213		293

DISCONTINUED OPERATIONS
Profit for the year from discontinued operations	14		12

Profit for the year	227		305

EARNINGS PER SHARE
Basic	18.4	p	23.6	p
Diluted	18.0	p	23.1	p
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	17.3	p	22.6	p
Diluted	16.9	p	22.2	p

*	Share of post-taxation losses from associates and joint ventures includes a taxation charge of £1 million at December 2007 (December 2006: £2 million).

Dividends paid and proposed in the period were £147 million (2006: £134 million).

2)	CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December
	2007	2006
	£m	£m

Profit for the year	227	305
Actuarial gains on defined benefit plans	98	6
Translation differences taken directly to reserves	20	(95)
Fair value gains on available-for-sale financial assets	11	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—
Fair value gains on net investment hedges	4	34
Taxation on the items taken directly to or transferred from equity	(20)	(4)

Net gains/(losses) not recognised in income statement	95	(53)

Total recognised income for the year	322	252

3)	CONDENSED CONSOLIDATED BALANCE SHEET AT 31 DECEMBER 2007 (UNAUDITED)

	As at 31 December
	2007	2006
	£m	£m

Assets
Non-current assets	1,432	1,314
Current assets	547	606
Non-current assets classified as held for sale	14	—

Total assets	1,993	1,920

Liabilities
Current liabilities	(1,268)	(913)
Non-current liabilities	(587)	(835)

Total liabilities	(1,855)	(1,748)

Net assets	138	172

Shareholders’ equity
Share capital	350	355
Share premium	189	141
Other reserves	(1,710)	(1,738)
Retained earnings	1,309	1,414

Total equity	138	172

4)	CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended
	31 December
	2007	2006
	£m	£m

Cash flows from operating activities
Cash generated from operations (page 19)	534	311
Interest received	67	42
Interest paid	(99)	(61)
Tax paid	(26)	(34)

Net cash flow from operating activities	476	258

Cash flows from investing activities
Acquisitions, net of cash acquired	(39)	(67)
Disposals, net of cash disposed	23	65
Purchases of property, plant and equipment	(116)	(122)
Proceeds from sale of property, plant and equipment	19	5
Purchases of intangible assets	(109)	(106)
Purchases of available-for-sale financial assets	(1)	—
Proceeds from sale of available-for-sale financial assets	23	—
Proceeds from closing of derivative contract	2	—
Dividends received	3	3

Net cash used in investing activities	(195)	(222)

Cash flows from financing activities
Proceeds from issue of shares	47	32
Share buyback	(174)	(527)
Decrease/(increase) in short-term deposits	194	(196)
(Decrease)/increase in borrowings	(66)	270
Equity dividends paid to shareholders	(147)	(134)

Net cash flow used in financing activities	(146)	(555)

Exchange gains/(losses) on cash and cash equivalents	2	(13)
Net increase/(decrease) in cash and cash equivalents	137	(532)

Cash and cash equivalents at the beginning of the year	105	637
Cash and cash equivalents at the end of the year	242	105

5)	BASIS OF PREPARATION (UNAUDITED)

The financial information for the year ended 31 December 2007 included in this report comprises the consolidated income statement, the condensed consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes on pages 18-20.

This preliminary financial information has been prepared in accordance with the Listing Rules of the Financial Services Authority and on a basis consistent with the accounting policies set out on pages 78 to 82 of Reuters Group PLC 2006 Annual Report and Form 20-F.

The preliminary financial information is unaudited. The financial information set out in this report does not constitute statutory accounts as defined by the Companies Act 1985. Financial information for the year ended 31 December 2006 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors’ report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985.

6)	CONSOLIDATED RECONCILIATION OF CHANGES IN EQUITY (UNAUDITED)

	Year to 31
	December
	2007	2006
	£m	£m

Balance at beginning of the year	172	511
Actuarial gains on defined benefit plans	98	6
Translation differences taken directly to reserves	20	(95)
Fair value gains on available-for-sale financial assets	11	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	—
Fair value gains on net investment hedges	4	34
Taxation on the items taken directly to or transferred from equity	(20)	(4)

Net income/(expense) recognised directly in equity	95	(53)
Profit for the year	227	305

Total recognised income for the year	322	252

Employee share scheme credits	30	30
Taxation on employee share schemes	4	1
Proceeds from shares issued to ordinary shareholders	47	32
Repurchase of own shares	(121)	(467)
Shares to be repurchased	(169)	(53)
Dividends:
— Prior year final paid to ordinary shareholders	(86)	(81)
— Current year interim paid to ordinary shareholders	(61)	(53)

Balance at the end of the year	138	172

7)	NET CASH FLOWS FROM OPERATING ACTIVITIES FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended 31
	December
	2007	2006
	£m	£m

Net profit from continuing activities	213	293
Adjustments for:
Depreciation	96	95
Amortisation of intangibles	61	46
Impairment of intangibles	21	—
Profit on disposal of property, plant and equipment	(10)	(2)
Employee share scheme charges	34	30
Foreign exchange losses / (gains)	18	(14)
Fair value movements on derivatives	13	19
Profits on disposals	(24)	(80)
Income from investments	(1)	—
Share of post-taxation losses of associates & joint ventures	6	4
Finance income	(117)	(72)
Finance expense	151	87
Taxation	60	20
Movements in working capital:
Decrease in inventories	1	—
(Increase) / decrease in trade and other receivables	(12)	23
Increase in trade and other payables	75	51
Decrease in pensions deficit	(26)	(176)
Decrease in provisions	(25)	(13)

Cash generated from operations	534	311

8)	TAXATION (UNAUDITED)

The tax expense for the year of £60 million (2006: £20 million) comprises current and deferred tax. Included in tax expense is a reduction in deferred tax assets reflecting tax rate changes in the UK and other jurisdictions. Tax on items in equity has been charged to equity.

The current tax expense is based on the results for the year as adjusted for items that are not taxable. Tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

The effective tax rate for the year on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements is 17% (2006: 20%).

The tax expense includes a charge of £20 million in respect of UK taxation (2006: credit of £34 million).

9)	DIVIDENDS PER SHARE FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended 31
	December
	2007	2006
	Pence	Pence

Dividend per share
Prior year final paid	6.90	6.15
Current year interim paid	5.00	4.10

The weighted average number of ordinary shares used for the calculation of earnings per share was 1,239 million for the year ended 31 December 2007 (2006: 1,297 million).

The interim dividend of 5.0 pence per share was payable on 5 September 2007 to ordinary shareholders and on 12 September 2007 to American Depositary Shareholders on the register as at 10 August 2007. The second interim dividend is payable on 1 May 2008 to ordinary shareholders and American Depositary Shareholders on the register at 25 March 2008. The ex-dividend date for the second interim dividend for ordinary shareholders is 19 March 2008, and 20 March 2008 for American Depositary Shareholders,

10)	DISCONTINUED OPERATIONS (UNAUDITED)

The ’Profit for the year from discontinued operations’ line within the income statement comprises an additional gain of £10 million recognised on the disposal of Instinet Group, which was classified as a discontinued operation in 2005, and an additional gain of £4 million relating to the disposal of Radianz in 2005.

	Year Ended 31
	December
	2007	2006
	£m	£m

Discontinued operations
Profit on disposal of subsidiaries (net of taxation of £nil)	14	12

Profit for the year from discontinued operations	14	12

11)	CHANGES TO ALLOCATION METHODOLOGY FOR SEGMENTAL REPORTING (UNAUDITED)

From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.

Communications revenues are no longer allocated as recoveries to Sales & Trading, but are allocated among business divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to Enterprise to reflect the management of the Messaging product within the Enterprise Division. A proportion of Messaging costs are then charged to the other divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.

2006 comparatives have therefore been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading; to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management; to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

REVENUE & ACCESSES

1)	REVENUE BY DIVISION BY TYPE — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended 31
	December		% Change
	2007	2006*	Actual		Underlying
	£m	£m

Recurring	1,515	1,564	(3%	)	2%
Usage	100	93	9%		19%
Outright	4	4	(9%	)	(4%	)

Sales & Trading	1,619	1,661	(2%	)	3%

Recurring	359	300	20%		25%
Usage	3	3	(3%	)	4%
Outright	1	1	(30%	)	(25%	)

Research & Asset Management	363	304	20%		25%

Recurring	384	365	5%		11%
Outright	67	66	2%		2%

Enterprise	451	431	5%		10%

Recurring	136	134	1%		6%
Usage	36	36	(1%	)	6%

Media	172	170	1%		6%

Recurring	2,394	2,363	1%		7%
Usage	139	132	6%		15%
Outright	72	71	1%		1%

Total revenue	2,605	2,566	2%		7%

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to decrease revenues by £29 million in Sales & Trading and to increase revenue by £6 million in Research & Asset Management and by £23 million in Enterprise.

2)	REVENUE BY DIVISION BY PRODUCT FAMILY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended 31 December		% Change
	2007	2006*	Actual		Underlying
	£m	£m

Reuters Xtra	1,042	1,006	4%		10%
Reuters Trader	279	369	(24%	)	(20%	)
Recoveries	298	286	5%		10%

Sales & Trading	1,619	1,661	(2%	)	3%

IB & IM	229	176	30%		34%
Reuters Wealth Management	134	128	5%		11%

Research & Asset Management	363	304	20%		25%

Reuters Enterprise Information	271	243	12%		18%
Reuters Information Management	78	96	(19%	)	(15%	)
Reuters Trade and Risk Management	102	92	10%		14%

Enterprise	451	431	5%		10%

Agency Services	142	143	—		5%
Consumer Media	30	27	6%		15%

Media	172	170	1%		6%

Total revenue	2,605	2,566	2%		7%

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to decrease revenues by £29 million in Sales & Trading and to increase revenue by £6 million in Research & Asset Management and by £23 million in Enterprise.

3)	REVENUE BY GEOGRAPHY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended 31
	December		% Change
	2007	2006	Actual		Underlying
	£m	£m

Europe, Middle East & Africa	1,441	1,396	3%		6%
Americas	701	709	(1%	)	7%
Asia	463	461	—		9%

Total revenue	2,605	2,566	2%		7%

4)	QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

				Underlying
				Percentage Change
	Three Months Ended			Versus		Versus
	December	September	December	September		December
	2007	2007	2006*	2007		2006

Period end accesses (000s)
3000 Xtra	124	121	112	3%		11%
Dealing	18	18	18	1%		2%
Other Xtra	3	3	2	5%		51%

Reuters Xtra	145	142	132	2%		10%
Reuters Trader	77	82	99	(6%	)	(23%	)
Reuters Knowledge	17	16	14	4%		22%
Reuters Wealth Manager	93	93	97	—		(5%	)

Total period end accesses	332	333	342	—		(3%	)

Access driven revenue (£m)
Total access driven revenue	330	321	325	1%		3%
Other recurring revenue	289	274	265	5%		13%

Recurring revenue	619	595	590	3%		8%

Average revenue per access (£)	331	322	311	1%		9%

*	A minor reclassification of prior year access numbers between product families has been made to reflect changes in the management of certain products in 2007.

USE OF NON-GAAP MEASURES

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures (’non-GAAP measures’). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the review of results. These measures are used by management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

1)	Underlying currency results

Period-on-period change in Reuters is measured in overall terms (i.e. actual reported results) and sometimes in underlying currency terms as well. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters operating results on a like-for-like basis between periods.

Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

2)	Exclusion of restructuring charges

Reuters results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward programme) and acquisition integration charges.

Under the Fast Forward programme Reuters incurred restructuring charges relating primarily to headcount reduction and rationalisation of the company’s property portfolio. Fast Forward was a three year programme implemented to accelerate and expand on Reuters five year business transformation plan which was launched in 2001; the programme completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures.

The Fast Forward programme was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain profit, cash flow and margin measures.

Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters management uses both measures to assess the performance of management and the business.

3)	Thomson deal-related costs

During 2007, Reuters has incurred certain charges in relation to the Thomson deal announced on 15 May 2007. These include third party advisor and legal fees.

As Thomson’s acquisition of Reuters will not be accounted for as an acquisition in Reuters financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalised as a cost of acquisition or charged to profits on disposal (which were recognised outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).

Given their once-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.

4)	Exclusion of amortisation and impairment of intangibles acquired in a business combination, investment income, profit / (losses) from disposals, fair value movements and Thomson deal-related costs

For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyses its results both before and after the impact of restructuring charges, amortisation and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The adjusted measures are referred to as ‘Trading Profit’, ‘Trading Costs’, ‘Trading Margin’ and ‘Trading Cash Flow’. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above.

Amortisation and impairment of intangibles acquired in a business combination, investment income and profit /(losses) from disposals

Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortisation of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analysed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

Amortisation and impairment charges in respect of software and development intangibles are included within operating and trading costs.

Fair value movements

Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyse their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage the Group’s exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Tax and adjusted EPS

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, fair value movements, investment income, disposal profits / (losses), Thomson deal-related costs and related tax effects.

On 12 March 2007 the UK Government announced a reduction in the corporation tax rate from 30% to 28%, effective 1 April 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 Reuters is required to write down the existing UK deferred tax assets (pension contributions, tax losses etc) from 30% to 28%. The effect of this is a £6 million charge in the Income Statement. This charge, together with the effect of other countries’ rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a once-off event, outside the normal course of business.

Dividend policy

Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortisation and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters Group defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortisation of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered through completion of the Transaction. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortisation and impairments of intangibles acquired in a business combination, fair value movements, profits / (losses) on disposals and Thomson deal-related costs.

5)	Free cash flow

Reuters free cash flow is used as a performance measure to assess Reuters ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial statements.

6)	Net funds / (debt)

Net funds / (debt) represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

RECONCILIATION OF NON-GAAP MEASURES (UNAUDITED)

1)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT, ADJUSTED PBT AND ADJUSTED EARNINGS (UNAUDITED)

	Year Ended
	31 December
	2007	2006
	£m	£m

Operating profit from continuing operations	292	256
Excluding:
Restructuring charges	—	13
Thomson deal-related costs	45	—
Impairments & amortisation of business combination intangibles	40	24
Investment Income	(1)	—
Profit on disposal of subsidiaries	(3)	(4)
Fair value movements	12	19

Trading profit*	385	308
Restructuring	—	(13)
Associates and joint ventures	(6)	(4)
Interest	(34)	(15)

Adjusted PBT	345	276
Adjusted tax charge	(60)	(54)
Adjusted earnings	285	222

*	Trading profit is defined as operating profit from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

2)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Year Ended 31 December
	2007	2006
	£m	£m

Operating margin from continuing operations	11.2%	10.0%
Excluding:
Restructuring charges	—	0.5%
Thomson deal-related costs	1.7%	—
Impairments & amortisation of business combination intangibles	1.6%	0.9%
Profit on disposal of subsidiaries	(0.1)%	(0.1)%
Fair value movements	0.4%	0.7%

Trading margin*	14.8%	12.0%

*	Trading margin is defined as operating margin from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

3)	RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Year Ended
	31 December
	2007	2006*
	£m	£m

Sales & Trading Operating costs**	1,440	1,506
Restructuring charges	—	(12)
Impairments & amortisation of business combination intangibles	(33)	(17)
Fair value movements	(9)	(18)
Other income	(22)	(20)

Trading costs	1,376	1,439

Research & Asset Management Operating costs**	339	324
Impairments & amortisation of business combination intangibles	(4)	(3)
Fair value movements	(2)	(3)
Other income	(5)	(4)

Trading costs	328	314

Enterprise Operating costs**	371	362
Restructuring charges	—	(1)
Impairments & amortisation of business combination intangibles	(3)	(3)
Fair value movements	(2)	(3)
Other income	(6)	(5)

Trading costs	360	350

Media Operating costs**	160	159
Impairments & amortisation of business combination intangibles	—	(1)
Fair value movements	(1)	(1)
Other income	(3)	(2)

Trading costs	156	155

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to decrease operating costs by £37 million in Sales & Trading, to increase operating costs by £9 million in Research & Asset Management, to increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

**	Operating costs also include £45 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating costs are £2,355 million.

4)	RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Year Ended 31
	December
	2007	2006*
	£m	£m

Sales & Trading
Operating profit**	206	182
Exclude:
Investment income	(1)	—
Restructuring charges	—	12
Impairments & amortisation of business combination intangibles	33	17
Profit on disposal of subsidiaries	(2)	(3)
Fair value movements	7	14

Trading profit	243	222

Research & Asset Management
Operating profit / (loss)**	29	(15)
Exclude:
Impairments & amortisation of business combination intangibles	4	3
Fair value movements	2	2

Trading profit / (loss)	35	(10)

Enterprise
Operating profit**	87	75
Exclude:
Restructuring charges	—	1
Impairments & amortisation of business combination intangibles	3	3
Profit on disposal of subsidiaries	(1)	—
Fair value movements	2	2

Trading profit	91	81

Media
Operating profit**	15	14
Exclude:
Impairments & amortisation of business combination intangibles	—	1
Profit on disposal of subsidiaries	—	(1)
Fair value movements	1	1

Trading profit	16	15

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading, to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management, to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

**	Operating profit also includes £45 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating profit is £292 million.

5)	RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Year Ended 31
	December
	2007	2006*
	£m	£m

Sales & Trading
Operating margin**	13%	11%
Exclude:
Impairments & amortisation of business combination intangibles	2%	1%
Fair value movements	—	1%

Trading margin	15%	13%

Research & Asset Management
Operating margin**	8%	(5%	)
Exclude:
Impairments & amortisation of business combination intangibles	1%	1%
Fair value movements	1%	1%

Trading margin	10%	(3%	)

Enterprise
Operating margin**	19%	18%
Exclude:
Impairments & amortisation of business combination intangibles	1%	—
Fair value movements	—	1%

Trading margin	20%	19%

Media
Operating margin**	9%	8%
Exclude:
Fair value movements	—	1%

Trading margin	9%	9%

*	As discussed in note 11 on page 20, 2006 comparatives have been restated to decrease recoveries revenues by £80 million, increase other product revenues by £51 million and decrease operating costs by £37 million in Sales & Trading, to increase other product revenue by £6 million and increase operating costs by £9 million in Research & Asset Management, to increase other product revenue by £23 million and increase operating costs by £27 million in Enterprise and to increase operating costs by £1 million in Media.

**	Operating margin also includes £45 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating margin is 11.2%.

6)	RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Year Ended 31
	December
	2007	2006
	Pence	Pence

Basic EPS from continuing operations	17.3	22.6
Exclude:
Impairments & amortisation of business combination intangibles	3.3	1.8
Investment Income	(0.1)	—
Profit on disposals	(2.0)	(6.3)
Fair value movements	0.9	1.5
Thomson deal-related costs	3.6	—
Adjustment to tax charge for tax effects of excluded items and change in corporation tax rate	—	(2.5)

Basic EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs, related taxation effects and change in corporation tax rate	23.0	17.1

7)	RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Year Ended 31
	December
	2007	2006
	£m	£m

Profit before taxation from continuing operations	273	313
Exclude:
Impairments & amortisation of business combination intangibles	40	24
Investment Income	(1)	—
Profit on disposals	(24)	(80)
Fair value movements	12	19
Thomson deal-related costs	45	—

Profit before tax before impairments & amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements (Adjusted profit before tax)	345	276

8)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION BY TYPE — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% Change Versus Year Ended 31 December 2006
					Impact of
	Underlying		Impact of		Acquisitions	Actual
	Change		Currency		& Disposals	Change

Recurring	2%		(5%	)	—	(3%	)
Usage	19%		(10%	)	—	9%
Outright	(4%	)	(5%	)	—	(9%	)

Sales & Trading	3%		(5%	)	—	(2%	)

Recurring	25%		(6%	)	1%	20%
Usage	4%		(7%	)	—	(3%	)
Outright	(25%	)	(5%	)	—	(30%	)

Research & Asset Management	25%		(6%	)	1%	20%

Recurring	11%		(6%	)	—	5%
Outright	2%		(2%	)	2%	2%

Enterprise	10%		(6%	)	1%	5%

Recurring	6%		(5%	)	—	1%
Usage	6%		(7%	)	—	(1%	)

Media	6%		(5%	)	—	1%

Recurring	7%		(6%	)	—	1%
Usage	15%		(9%	)	—	6%
Outright	1%		(3%	)	3%	1%

Total revenue	7%		(5%	)	—	2%

9)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY DIVISION BY PRODUCT FAMILY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% Change Versus Year Ended 31 December 2006
					Impact of
	Underlying		Impact of		Acquisitions	Actual
	Change		Currency		& Disposals	Change

Reuters Xtra	10%		(6%	)	—	4%
Reuters Trader	(20%	)	(4%	)	—	(24%	)
Recoveries	10%		(5%	)	—	5%

Sales & Trading	3%		(5%	)	—	(2%	)

IB & IM	34%		(4%	)	—	30%
Reuters Wealth Manager	11%		(7%	)	1%	5%

Research & Asset Management	25%		(6%	)	1%	20%

Reuters Enterprise Information	18%		(6%	)	—	12%
Reuters Information Management	(15%	)	(5%	)	1%	(19%	)
Reuters Trade and Risk Management	14%		(5%	)	1%	10%

Enterprise	10%		(6%	)	1%	5%

Agency Services	5%		(5%	)	—	—
Consumer Media	15%		(9%	)	—	6%

Media	6%		(5%	)	—	1%

Total revenue	7%		(5%	)	—	2%

10)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — REVENUE BY GEOGRAPHY — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% Change Versus Year Ended 31 December 2006
				Impact of
	Underlying	Impact of		Acquisitions	Actual
	Change	Currency		& Disposals	Change

Europe, Middle East & Africa	6%	(3%	)	—	3%
Americas	7%	(8%	)	—	(1%	)
Asia	9%	(9%	)	—	—

Total revenue	7%	(5%	)	—	2%

11)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% Change Versus Three Months Ended
	30 September 2007
				Impact of
	Underlying		Impact of	Acquisitions	Actual
	Change		Currency	& Disposals	Change

Period end accesses
3000 Xtra	3%		—	—	3%
Dealing	1%		—	—	1%
Other Xtra	5%		—	—	5%

Reuters Xtra	2%		—	—	2%
Reuters Trader	(6%	)	—	—	(6%	)
Reuters Knowledge	4%		—	—	4%
Reuters Wealth Manager	—		—	—	—

Total period end accesses	—		—	—	—

Access driven revenue
Total access driven revenue	1%		2%	—	3%
Other recurring revenue	5%		2%	—	7%

Recurring revenue	3%		1%	—	4%

Average revenue per access
Total average revenue per access	1%		2%	—	3%

12)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — QUARTERLY NON-GAAP PRODUCT FAMILY STATISTICS (UNAUDITED)

	% Change Versus Three Months Ended
	31 December 2006
					Impact of
	Underlying		Impact of		Acquisitions	Actual
	Change		Currency		& Disposals	Change

Period end accesses
3000 Xtra	11%		—		—	11%
Dealing	2%		—		—	2%
Other Xtra	51%		—		—	51%

Reuters Xtra	10%		—		—	10%
Reuters Trader	(23%	)	—		—	(23%	)
Reuters Knowledge	22%		—		—	22%
Reuters Wealth Manager	(5%	)	—		—	(5%	)

Total period end accesses	(3%	)	—		—	(3%	)

Access driven revenue
Total access driven revenue	3%		(2%	)	—	1%
Other recurring revenue	13%		(3%	)	—	10%

Recurring revenue	8%		(3%	)	—	5%

Average revenue per access
Total average revenue per access	9%		(3%	)	—	6%

13)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING COSTS BY DIVISION — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% Change Versus Year Ended 31 December 2006
				Impact of
	Underlying	Impact of		Acquisitions	Actual
	Change	Currency		& Disposals	Change

Sales & Trading	—	(4%	)	—	(4%	)
Research & Asset Management	10%	(6%	)	1%	5%
Enterprise	7%	(5%	)	1%	3%
Media	4%	(4%	)	—	—

Total trading costs	3%	(5%	)	—	(2%	)

14)	RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE — TRADING PROFIT BY DIVISION — YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	% Change Versus Year Ended 31 December 2006
				Impact of
	Underlying	Impact of		Acquisitions		Actual
	Change	Currency		& Disposals		Change

Sales & Trading	28%	(18%	)	(1%	)	9%
Research & Asset Management	—	—		—		—
Enterprise	21%	(10%	)	—		11%
Media	35%	(25%	)	—		10%

Total trading profit	43%	(18%	)	—		25%

15)	COMPONENTS OF NET DEBT AT 31 DECEMBER 2007 (UNAUDITED)

	As at 31
	December
	2007	2006
	£m	£m

Cash and cash equivalents	251	129
Bank overdrafts	(9)	(24)

	242	105
Short-term deposits	3	198
Borrowings (excluding bank overdrafts)	(622)	(636)

Net debt	(377)	(333)

16)	RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE YEAR ENDED 31 DECEMBER 2007 (UNAUDITED)

	Year Ended 31
	December
	2007	2006
	£m	£m

Increase / (decrease) in cash and cash equivalents	137	(532)
Cash (inflow) / outflow from movement in short-term deposits	(195)	196
Cash outflow / (inflow) from movement in borrowings	66	(270)
Exchange (losses) / gains on short-term deposits and borrowings	(50)	7

	(42)	(599)
Fair value movements	7	17
Other non cash movements	(9)	(4)

Movement in net debt	(44)	(586)
Opening net (debt) / funds	(333)	253

Closing net debt	(377)	(333)

17)	RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED)

	Year Ended 31
	December
	2007	2006
	£m	£m

Cash generated from operations	534	311
Interest received	67	42
Interest paid	(99)	(61)
Tax paid	(26)	(34)
Purchases of property, plant and equipment	(116)	(122)
Proceeds from sale of property, plant and equipment	19	5
Purchases of intangible assets	(109)	(106)
Thomson deal-related costs	21	—
Special pensions funding payment	4	187
Dividends received	3	3

Free cash flow	298	225
Interest received	(67)	(42)
Interest paid	99	61
Tax paid	26	34
Restructuring	11	52
Other	(14)	13

Trading cash flow	353	343

Cash conversion*	92%	111%

*	Cash conversion = trading cash flow / trading profit.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed combination of Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies.

Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:

•	In relation to the proposed Transaction:

•	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

•	the approval of the proposed Transaction by Reuters shareholders;

•	the ability to fulfil certain conditions to which the Transaction is subject;

•	the effect of regulatory conditions imposed by regulatory authorities;

•	the reaction of Thomson’s and Reuters customers, employees and suppliers;

•	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

•	the impact of the diversion of management time on issues related to the proposed transaction;

•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts reporting activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.

For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006 as well as “Risk Factors” in the Reuters combined shareholder circular, scheme document and prospectus of Thomson Reuters PLC (together “the Circular”). Copies of the Annual Report and Form 20-F and the Circular are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.

PART III

ADDITIONAL INFORMATION

1.	Responsibility

Thomson Reuters PLC and the Thomson Reuters Proposed Directors, whose names appear in Section 2 below, accept responsibility for the information contained in this document. To the best of the knowledge of Thomson Reuters PLC and the Thomson Reuters Proposed Directors (having taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect the import of such information.

2.	Thomson Reuters Proposed Directors

The names and principal functions of the Thomson Reuters Proposed Directors are as set out below:

Position

David Thomson	Chairman

W. Geoffrey Beattie	Deputy Chairman

Niall FitzGerald, KBE	Deputy Chairman*

Tom Glocer	Chief Executive Officer*

Mary Cirillo	Director

Steven A. Denning	Director

Lawton Fitt	Director*

Roger L. Martin	Director

Sir Deryck Maughan	Director*

Kenneth Olisa	Director*

Richard L. Olver	Director*

Vance K. Opperman	Director

John M. Thompson	Director

Peter J. Thomson	Director

John A. Tory	Director

*	Appointed with effect from the Effective Date.

3.	Consents

Citi has given and not withdrawn its written consent to the issue of this document with the inclusion of references to its name in the form and context in which they appear.

4.	Reuters Share Repurchase Programme

On 10 March 2008, Reuters announced that the Reuters Board had decided to resume its share repurchase programme and intends to repurchase up to 17 million ordinary shares, representing the balance of the 50 million programme, between 10 March 2008 and closing of the transaction, subject to applicable law and regulations.

Any share repurchases will be effected in accordance with both Reuters general authority to repurchase shares and Chapter 12 of the Listing Rules, which require that the maximum price paid be limited to no more then 105 per cent of the average middle market closing price of Reuters ordinary shares for the five dealing days preceding the date of purchase.

5.	Cautionary Note regarding Forward-looking Statements

Certain statements contained in, or incorporated by reference in this document and the Prospectus constitute “forward-looking statements”. When used in this document, the Prospectus or the documents incorporated by reference therein, the words “anticipate”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “may”, “should” and similar expressions, as they relate to Reuters and Thomson and their respective management and, following the Transaction, to Thomson Reuters and its management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

•	changes in the general economy;

•	actions of competitors;

•	changes to legislation and regulations;

•	increased accessibility to free or relatively inexpensive information sources;

•	failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•	failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers or expand into new geographic markets;

•	failure of electronic delivery systems, network systems or the Internet;

•	detrimental reliance on third parties for information;

•	failure to meet the special challenges involved in the expansion of international operations;

•	failure to realise the anticipated cost savings and operating efficiencies from the THOMSONplus initiative, the Reuters Core Plus Programme and other cost-saving initiatives;

•	failure to protect the reputation of Thomson Reuters;

•	impairment of goodwill and identifiable intangible assets;

•	failure of significant investments in technology to increase revenues or decrease operating costs;

•	increased self-sufficiency of customers;

•	inadequate protection of intellectual property rights;

•	downgrading of credit ratings;

•	threat of legal actions and claims;

•	changes in foreign currency exchange and interest rates;

•	failure to recruit and retain high quality management and key employees;

•	funding obligations in respect of pension and post-retirement benefit arrangements; and

•	actions or potential actions that could be taken by Woodbridge.

These factors and other risk factors relating to the DLC structure, as described in Part II (Risk Factors) of the Prospectus, represent risks that management of Reuters and Thomson believe are material. Other factors not presently known to Reuters or Thomson or that Reuters and Thomson presently believe are not material, could also cause actual results to differ materially from those expressed in the forward-looking statements contained and incorporated by reference herein. Accordingly, undue reliance should not be placed on these forward-looking statements. None of Reuters, Thomson or, following the Transaction, Thomson Reuters undertakes any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by rule, law or regulation.

6.	Documents for inspection

In addition to those documents set out in Section 36 of Part XVIII (Additional Information) of the Prospectus, copies of this document and the letter of consent referred to in Section 3 above will also be available for inspection during usual business hours on Monday to Friday of each week (public holidays excepted) until Admission at the registered office of Reuters being the Reuters Building, South Colonnade, Canary Wharf, London E14 5EP and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY (and will also be available for inspection at the EGM and Court Meeting at the place of the EGM for at least fifteen minutes before and during the meeting).

Dated: 14 March 2008